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EXHIBIT 5 - LEGAL OPINION

                   [WERNER & BLANK CO. L.P.A. LETTERHEAD]

December 15, 1997
Board of Directors
Chippewa Valley Bancshares, Inc.
20 South Main Street
Rittman, Ohio  44270

RE:  S-4 Registration Statement for Shares of Wayne Bancorp, Inc. Common Stock

Gentlemen:

We have acted as counsel to Wayne Bancorp, Inc. (the "Company") in connection with the preparation of its S-4 Registration Statement to be filed on or about December 15, 1997 with the Securities and Exchange Commission, for the purpose of registering shares of the Company to be issued to shareholders of Chippewa Valley Bancshares, Inc. ("Chippewa"), pursuant to the terms and conditions of a Merger Agreement dated as of October 13, 1997 (the "Agreement"). In connection with the filing of the Registration Statement, we are providing this opinion as to the shares to be registered under the Securities Act of 1933 and issued in connection with the Agreement.

We are of the opinion that the shares of common stock of the Company are duly authorized, and when issued in accordance with the terms of the Agreement, will be validly issued, fully paid and nonassessable.

This opinion is intended solely for your use and other than its inclusion in the Registration Statement of the Company and reference to it in the Proxy Statement-Prospectus issued in connection therewith, may not be quoted, circulated or copied without our express prior written consent.

Very truly yours,

/s/ Werner & Blank Co., LPA

Werner & Blank Co., L.P.A.